
July 18, 2013

<u>Via E-mail</u>
Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re: Navios Maritime Acquisition Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No. 1-34104**
> **Response letter filed July 2, 2013**

Dear Mr. Frangou:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 3</u>
<u>Our international activities increase the compliance risks associated with economic and trade sanctions…, page 16</u>

1. In your response to comment 3 in our letter dated June 17, 2013, you describe a May 2012 Iranian port call by your vessel Shinyo Kieran, to load and transport crude oil owned by National Iranian Oil Company. Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company's annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency.

   National Iranian Oil Company is an entity identified as the Government of Iran under the cited provision. Your 20-F does not include Section 13(r) disclosure about Shinyo

Kieran's May 2012 Iranian port call. Please provide us your analysis of why the port call was not required to be disclosed under Section 13(r). Please also address in your analysis any similar port calls by vessels owned or chartered by you or your affiliates during fiscal 2012. In this regard, we note your statement in response to comment 4 in our June 17 letter that you received revenue during 2012 for vessels that had approximately 15 days of port calls in Iran.

2. You state in your response to comment 4 in our letter dated June 17, 2013, that activities of DOSCO and COSCO related to Syria and Iran involving vessels that have been chartered from the company are activities that were permitted under all applicable laws. However, you state in your response to comment 1 in the letter that none of the company's vessels under charter to DOSCO have ever called in Syria. Please clarify for us whether DOSCO has engaged in activities related to Syria that involved your vessels. To the extent that it has engaged in such activities, please provide the information regarding such activities that we requested in comment 1 in our June 17 letter.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd E. Mason, Esq.
Thompson Hine LLP

Max Webb
Assistant Director
Division of Corporation Finance